Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: April 7, 2022

Dear Colleagues,

Euronav has just announced some news and I wanted to make sure you were personally informed. Our company has agreed in principle to combine with our respected competitor, Frontline, to create a leading crude tanker company. This transaction brings together two complimentary platforms in a highly competitive environment where scale matters increasingly.

The combination creates a global tanker market leader with a fleet of 146 crude tankers, including 69 VLCCs (average fleet age 7.48 years), 57 Suezmaxes (average fleet age 8.35 years) and 18 LR2 crude tankers, representing over 31 million DWT in aggregate. The enlarged combined fleet will enable us to provide a better service to our customers who are themselves growing. Additionally, and in view of rapid technological change, including digitalization and new “low carbon fuels” adoption, the combined group will have the scale to meet the challenges and opportunities from the energy transition.

Today’s announcement is a transformational moment for our company and the culmination of long and thorough discussions and negotiations.

Whilst we continue to work on the appropriate transaction structure, we can already be excited about this transaction. Many of you have been here before, as twice in the past 8 years we successfully integrated fleets that have increased our size by 50% (first with Maersk in 2014 and with Gener8 in 2018). The difference this time is that this will increase the size of the fleet by 100%, with the Euronav platform leading the combined group.

In these circumstances, this integration is critical and creates an opportunity to look at how we work and how they work, in order to keep the best processes and systems in place for the future. In the past, we always had an open-mind, and this enabled us to emerge stronger, and better positioned, to compete in a rapidly evolving tanker market.

I know that people can be anxious in these circumstances and whilst we do not have all the answers to all the questions, it is important to remember that the Frontline model is different to ours. Euronav has always been a fully integrated model engaged in all parts of the management of a tanker operation. The Frontline model is more outsourced, focused to third party independent ship managers to manage and operate vessels, including the crewing of those vessels. Therefore, there is relatively little overlap of personnel and a great collection of talents on both sides.

It would be remiss of me not to mention the agreed change of name from Euronav to Frontline for the combined group should the deal complete. The group name change will - I am sure - disappoint or concern some of you. In these mega-transactions, too much time is spent on things such as the name of the company. Frontline was founded in 1986 and listed in 1997, much before us. The name is associated with arguably the most successful shipping entrepreneur of recent times, John Fredriksen, and whilst Euronav has done an extraordinary job in the last 25 years to build its name and reputation in both capital markets and shipping markets, we had to make a choice. Our values do not change, our way of working does not change, and we have been given the honour and the responsibility of leading the combined company. That’s what is important.

We understand that you may have questions. We will answer what we know and what we can in an open and expedite manner. However, we do not have all the answers right now. But I will commit to you that we will share information as it becomes available. One thing we do know is that it will take several months for this deal to be completed, and it is subject to shareholder approval from both companies and regulatory approvals. We’ll provide regular updates on the status of the combination and more information between now and when the deal is closed.

I do have to stress the importance of not referring, commenting, sharing this letter or communicating on this news, either today or in the future until negotiations are finalised. As we are a stock listed company, any information published internally and externally treating the combination has to be filed with the SEC, the US regulator of the various stock exchanges, and can jeopardize negotiations and influence stock prices.

During this challenging but exciting period, we all have a responsibility to our customers, stakeholders and especially to our colleagues to continue to act in the utmost professional manner. I know I can count on all of you to deliver that as we look to embark on the next exciting chapter in the development of our company.

Thank you,

Hugo

IMPORTANT INFORMATION FOR INVESTORS

This communication is not a recommendation in favour of a vote on the proposed combination, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed combination, Frontline Ltd (“Frontline”) and/or Euronav NV (“Euronav”) may file with the SEC a registration statement on Form F–4 that may constitute a prospectus and may include a proxy of Frontline and/or Euronav (the “Registration Statement”). Frontline and Euronav may also file other relevant documents with the U.S. Securities and Exchange Commission (the “SEC”) regarding the proposed combination. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS.

You may obtain a free copy of the Registration Statement (if and when it becomes available) and other relevant documents filed by Frontline and Euronav with the SEC at the SEC’s website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no	Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward- looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Frontline and Euronav desire to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, agreeing on a transaction structure, negotiating and executing definitive documentation, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products and instances of off-hires and other factors. Please see Frontline’s and Euronav’s filings with the SEC for a more complete discussion of these and other risks and uncertainties.

You are cautioned not to place undue reliance on Frontline’s and Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Frontline and Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Frontline nor Euronav assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.